DEXIA

RECEIVED

2007 MAY 29 A 9:32

OFFICE OF INTERNATIONAL CORPORATE FINANCE

07023843

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street
Washington, D.C. 20549
**U.S.A.**

SUPPL

May 9th, 2007

***Attention**: Special Counsel/Office of International Corporate Finance*

| DEXIA<br>Information Pursuant to Rule 12g3-2(b)<br>File No. 82-4606 |
|---|

Dear Sir or Madam

We send you enclosed the English version of the press release of May 9th, 2007.

Please do not hesitate to contact me (☎ +32-2-213 57 36) should you have any further queries.

Sincerely yours

PROCESSED
MAY 31 2007
THOMSON FINANCIAL

*Olivier Van Herstraeten*
*Secretary General*
*Dexia S.A.*


Dexia SA
Place Rogier 11
B - 1210 Brussels

Tel. +32 2 213 57 00
Fax +32 2 213 57 01
www.dexia.com

Account No. 068-2113620-17
RPM Brussels VAT BE 0458.548.296

1, Passerelle des Reflets
Tour Dexia La Défense 2
TSA 12203 - F - 92919 La Défense Cedex

Tél. +33 (0)1 58 58 77 77
Fax +33 (0)1 58 58 86 00

Dexia S.A. - 11, Place Rogier B-1210 Brussels / 1, Passerelle des Reflets, La Défense 2, F-92919 La Défense Cedex
Account nb. : 068-2113620-17 - RPM Brussels TVA BE 0458.548.296

2 PAGES May 9, 2007

# Appointments to the Board of Directors of Dexia SA

The Ordinary Shareholders' Meeting of Dexia S.A, held on Wednesday 9 May 2007, proceeded to the definitive appointment as a director, for a term of four years expiring at the close of the Shareholders' Meeting of 2011, of Mr. Augustin de Romanet de Beaune, appointed provisionally by the board of directors replacing Mr. Francis Mayer.

The same Ordinary Shareholders' Meeting appointed Mr. Jacques Guerber as a director for a term of four years expiring at the close of the Shareholders' Meeting of 2011.

The Ordinary Shareholders' Meeting proceeded also to the renewal of the director's mandate of Mr. Guy Burton for a term of four years expiring at the close of the Shareholders's Meeting of 2011.

---

***Biography : Mr. Augustin de Romanet de Beaune***

*Mr Augustin de Romanet de Beaune is a graduate of the Institute of Political Studies in Paris (IEP) and a former student of the Ecole nationale d'administration (ENA). He began his career in the Budget Department of the Ministry of the Economy and Finance. In 1990, he became Financial Attaché to the French Permanent Representation to the European Community in Brussels. In 1993, he became head of the Budget Office. In 1995, he became chief of Staff to the French State Secretary responsible for the Budget, Special Adviser to the Ministry of the Economy, Finance and Planning, then Deputy Director for the sector of transport, roads, industry and research, in the Budget Department. In 1999, he was appointed Director of the investment company Oddo et Compagnie and the following year he became Managing Partner of Oddo Pinatton Corporate. In 2002, he became Chief of Staff to the Minister responsible for the Budget and Budget Reform and Deputy Chief of Staff to the Minister of the Economy, Finance and Industry. In 2004, he was named Chief of Staff to the Minister of Employment, Work and Social Cohesion, and then Deputy Chief of Staff to the Prime Minister. In 2005, he served as Deputy Secretary General to the Presidency of the Republic of France. In October 2006, he was appointed Deputy Director Finance and Strategy and a member of the Executive Committee at Crédit Agricole SA. Since March 2007, he has been Director General of the Caisse des dépôts et consignations. In addition, Mr Augustin de Romanet de Beaune was Professor at the Institute of Political Studies in Paris from 1986 to 1990, and then at the Ecole nationale d'administration from 1992 to 1995.*

***Biography : Mr. Jacques Guerber***

*Mr. Jacques Guerber is a former student at the École Polytechnique and the National College of Bridges and Highways. He began his career in 1973 with the Air Transport Department. He then moved to the Equipment Division of the Department of Haute-Garonne, and then Yvelines, before joining the Caisse des dépôts et consignations in 1983. Regional Delegate in Champagne-Ardennes until 1985, he then occupied a post at the head office of the CDC, becoming a member of the Management Board of Crédit local de France in 1988. Managing Director of Crédit local de France in 1993 he became Chairman of the Management Board in 2000. In 2003, he is appointed member of the Dexia SA Management Board, Managing Director of Public/Project Finance and Credit Enhancement. Since 1 January 2006, he has been Vice-Chairman of the Management Board of Dexia SA. He is also a director of several companies in the Dexia Group, including Dexia Bank Belgium, Dexia Crédit Local and Financial Security Assurance Holdings, as well as Crédit du Nord.*

***Biography : Mr. Guy Burton***

*Mr Guy Burton is a graduate in Law. He joined the Société Mutuelle des Administrations Publiques, now called Ethias, in 1974. He became Secretary General in 1991 and Chief Executive Officer in 1995.*


| | |
|---|---|
| Press department Brussels | +32 2 213 50 81 |
| Press department Paris | +33 1 58 58 86 75 |
| Investor Relations Brussels | +32 2 213 57 46 |
| Investor Relations Paris | +33 1 58 58 85 56 |

DEXIA



Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street
Washington, D.C. 20549
**U.S.A.**

May 11th, 2007

***Attention**: Special Counsel/Office of International Corporate Finance*

| **DEXIA**<br>**Information Pursuant to Rule 12g3-2(b)**<br>**File No. 82-4606** |
|---|

Dear Sir or Madam

We send you enclosed the English version of the press release of May 11th, 2007.

Please do not hesitate to contact me (☎ +32-2-213 57 36) should you have any further queries.

Sincerely yours

*Olivier Van Herstraeten*
*Secretary General*
*Dexia S.A.*

Dexia SA
Place Rogier 11
B - 1210 Brussels

Tel. +32 2 213 57 00
Fax +32 2 213 57 01
www.dexia.com

Account No. 068-2113620-17
RPM Brussels VAT BE 0458.548.296

1, Passerelle des Reflets
Tour Dexia La Défense 2
TSA 12203 - F - 92919 La Défense Cedex

Tél. +33 (0)1 58 58 77 77
Fax +33 (0)1 58 58 86 00

# PRESS RELEASE



Dexia S.A. - 11, Place Rogier B-1210 Brussels / 1, Passerelle des Reflets, La Défense 2, F-92919 La Défense Cedex
Account nb. : 068-2113620-17 - RPM Brussels TVA BE 0458.548.296

1 PAGE

Brussels, Paris, 11 May 2007

## Reaction to this morning's press articles: nothing new or negative on the 2001 trading room fraud

With charges laid against the protagonists concerned, this morning the Belgian press recalled that Dexia was the victim of a trading room fraud in 2001.
It was not therefore a new case of fraud, as it may have been interpreted.

The consequences of the fraud committed in 2001 were fully covered by provisions or entered as a charge in the Group accounts between 2000 and 2004. This matter will therefore have no new negative consequences for the Group, which could have been a conclusion on a quickly reading the press articles.

On the contrary: Dexia has started proceedings in order to either fully or partly recover the loss on third parties. However, it is still too early to get an idea of the further proceedings and of the amount of the damages.

END

| | |
|---|---|
| Press department Brussels | +32 2 213 50 81 |
| Press department Paris | +33 1 58 58 86 75 |
| Investor Relations Brussels | +32 2 213 57 46 |
| Investor Relations Paris | +33 1 58 58 85 56 |